United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Consolidated Synthetic Map

Extraordinary General Meeting on July 22, 2026

Rio de Janeiro, July 21, 2026 – Pursuant to CVM Resolution No. 81/2021, as amended, Vale S.A. (“Vale” or the “Company”) hereby discloses the Synthetic Voting Map, which consolidates the voting instructions submitted remotely by its shareholders and received by the Central Depository (B3 S.A. – Brasil, Bolsa, Balcão), the share registrar (Banco Bradesco S.A.), and the Company, with respect items 2 and 3 included in the call notice for the Extraordinary General Meeting (“Meeting”), as validated, to be held on July 22, 2026.

The information set forth in the Synthetic Voting Map is available in the attached table and corresponds to votes representing 2,066,031,747 shares for the Meeting, equivalent to 48.5% of the Company’s voting capital¹. The Company clarifies that the map disclosed today does not include the votes of holders of American Depositary Receipts (ADRs), which will be represented at the Meeting by JPMorgan Chase Bank, N.A., in its capacity as depositary bank.

Extraordinary General Meeting – Consolidated Synthetic Remote Voting Map
Resolutions	Vote
	For	Against	Abstain²
1. Election of the Board of Directors by candidate - Total members to be elected: 1
1.1. José Maurício Pereira Coelho	616,107,368	28,579,744	1,421,344,635
1.2. Ieda Gomes Yell	1,396,270,443	302,488,324	367,272,980
2. Election of the Chairman of the Board of Directors - Total members to be elected: 1
2.1. Manuel Lino Silva de Sousa Oliveira	1,292,298,490	49,174,968	724,558,289
2.2 Marcelo Gasparino da Silva	746,237,752	889,014,019	430,779,976

[1] Considering the total of 4,255,762,795 shares outstanding as of the present date. ² Including blank votes.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 21, 2026		Director of Investor Relations